

January 12, 2007

Mail Stop 7010

*By U.S. Mail and facsimile to (847) 689-1192*

G. Gary Yetman
President and Chief Executive Officer
Coleman Cable, Inc.
1530 Shields Drive
Waukegan, Illinois 60085

> **Re:     Coleman Cable, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed December 22, 2006**
> **File No. 333-138750**

Dear Mr. Yetman:

We have limited our review of your filing to those issues we have addressed in our comments below.  We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1.  We note your response to comment 2 of our letter dated December 13, 2006.  As there is no public market for your common stock, you are required to include a fixed price or bona fide price range pursuant to paragraph 16 of Schedule A of the Securities Act, as well as Item 501(b)(3) of Regulation S-K.  Please revise the cover page of your prospectus to provide the fixed price or bona fide price range at which you expect the selling stockholders to sell their shares prior to the establishment of a public market for your stock.  We will not object to the inclusion of disclosure noting that following the date of effectiveness, you anticipate that your shares will be listed on NASDAQ and that the selling stockholders may sell all or a portion of their shares from time to time in market transactions, in negotiated transactions or otherwise, and at prices and on terms that will be determined by the prevailing market price or at negotiated prices.

Shareholders Agreement, page 52

2.  We note your response to comment 12 of our letter dated December 13, 2006. Please revise your disclosure under this heading to clarify whether there are additional parties to the agreement other than those listed in the principal shareholders table and relatives of Nachum Stein and, to the extent there are any such parties, disclose their identity.

Exhibits

3.  Please note that we will review, and may comment upon, the legal opinion of your counsel when it is filed. Please allocate sufficient time to permit our review prior to requesting acceleration of effectiveness.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

*   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

*   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

*   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Matt Franker, Staff Attorney, at (202) 551-3749 or me at (202) 551-3767 with any questions.

Sincerely,

Jennifer R. Hardy
Branch Chief

cc:     James J. Junewicz (*via facsimile* 312/706-8157)
        Ashley Tatman
        Mayer, Brown, Rowe & Maw LLP
        71 South Wacker Drive
        Chicago, Illinois 60606